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April 13, 2016 VIA EDGAR AND FEDEX Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Attn:	Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Re:	Highlands REIT, Inc.

Form 10-12G

Filed March 18, 2016

File No. 000-55580

Dear Mr. Kluck:

On December 23, 2015, Highlands REIT, Inc., a Maryland corporation (the “Company” or “Highlands”), filed a registration statement on Form 10 (File No. 001-37667) (the “December Registration Statement”) to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On January 22, 2016, the Company received a letter (the “January Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) provided in respect of the December Registration Statement. As requested in the January Comment Letter, on February 5, 2016, the Company filed a Form RW to withdraw the December Registration Statement. Also on February 5, 2016, the Company filed a new registration statement on Form 10-12G (File No. 000-55580) (the “February Registration Statement”) to register securities under Section 12(g) of the Exchange Act. On March 7, 2016, the Company received a letter (the “March Comment Letter”) from the Staff provided in respect of the February Registration Statement. On March 18, 2016, the Company filed a Form RW to withdraw the February Registration Statement to prevent it from automatically becoming effective sixty days after filing while the Company was in the process of responding to comments made by the Staff. Also on March 18, 2016, the Company filed a new registration statement on Form 10-12G (File No. 000-55580) (the “Registration Statement”) to register securities under Section 12(g) of the Exchange Act. On April 8, 2016, the Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). On April 12, 2016, the Company received a letter (the “April Comment Letter”) from the Staff provided in respect of Amendment No. 1.

April 13, 2016

On behalf of the Company, simultaneous with the submission of this letter, we hereby transmit for filing under the Exchange Act, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including certain exhibits. The Company’s response to the April Comment Letter from the Staff regarding Amendment No. 1 is as follows. For your convenience, the Staff’s comment is reproduced below in bold type and is followed by the Company’s response. Where we have revised disclosure in Amendment No. 2 in response to the Staff’s comment, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of Amendment No. 2 in the response to the comment. In addition, certain marked copies of Amendment No. 2 provided to the Staff have been marked with the number of the response next to the corresponding text of Amendment No. 2.

Notes to Pro Forma Combined Consolidated Financial Statements

5. Other Adjustments, page 66

1.	We note you have made an adjustment for amortization of share-based compensation of $1.0 million and referenced discussion elsewhere within your filing. Your discussion elsewhere appears to discuss equity compensation to Mr. Vance in the form of fully-vested shares upon the completion of your separation from InvenTrust and possibly in 2017. Please clarify how this adjustment meets the continuing impact criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company reconsidered the nature of the adjustment and concluded that the immediate vesting of shares granted to Mr. Vance upon culmination of the transaction would not have a continuing impact on the Company’s result from operations Therefore, the Company has removed this adjustment from its pro forma combined consolidated statement of operations. The Company also directs the Staff to footnote 4 to the Unaudited Pro Forma Combined Consolidated Financial Statements on pages 65-66 where it discloses that equity incentives, among other things, are expected as future general and administrative expenses and that no pro forma adjustments have been made to the Company’s financial statements to reflect such additional costs and expenses.

April 13, 2016

If you have any questions regarding the foregoing responses or Amendment No. 2 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

Enclosures

cc: Richard Vance, President and Chief Executive Officer, Highlands REIT, Inc.

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